FORM 4

             U.S. SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

           STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

       Filed pursuant to Section 16(a) of the Securities
                      Exchange Act of 1934


1. Name and Address of Reporting Person:


 Hillsgrove                        Donna
(Last)                           (First)


 26 Hampshire Drive, Hudson           NH               03051
(Street)            (City)          (State)            (Zip)

2. Issuer Name and Ticker or Trading Symbol:


 Micronetics Wireless, Inc. / NOIZ

3. IRS or Social Security Number of Reporting Person (Voluntary):




4. Statement for Month/Year:


 September 1999

5. If Amendment, Date of Original (Month/Year):




6. Relationship of Reporting Person to Issuer (Check all applicable):

           Director

           10% Owner

   X       Officer (give title below)

           Other (Specified below)

 Secretary

Table I - Non-Derivative Securities Acquired, Disposed of, or
Beneficially Owned:

1. Title of Security:

 Common Stock
 Common Stock

2. Transaction Date:

 September 16, 1999
 September 23, 1999
 (Month/Day/Year)

3. Transaction Code:
   Code          V

    S
    M

4. Securities Acquired (A) or Disposed of (D):
Amount            (A) or (D)           Price

 3,000                D                $5.21875
 3,750                A                $1.25

5. Amount of Securities Beneficially Owned at End of Month:


 6,463

6. Ownership Form-Direct (D) or Indirect (I):

     D
     D

7. Nature of Indirect Beneficial Ownership:




Table II - Derivative Securities Acquired, Disposed of, or
Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities):

1. Title of Derivative Security:


   Common Stock


2. Conversion or Exercise Price of Derivative Security:


  $1.25

3. Transaction Date (Month/Day/Year):


 September 23, 1999

4. Transaction Code:
   Code          V


    M

5. Number of Derivative Securities Acquired (A) or Disposed of
(D):


  3,750 (D)

6. Date Exercisable and Expiration Date (Month/Day/Year):


  September 24, 1994                 September 24, 1999
(Date Exercisable)                   (Expiration Date)

7. Title and Amount of Underlying Securities:


 Common Stock                          3,750
(Title)                          (Amount of Number of Shares)

8. Price of Derivative Security:




9. Number of Derivative Securities Beneficially Owned at End of
Month:


  7,500

10. Ownership Form of Derivative Security: Direct (D) or Indirect (I):


  D





11. Nature of Indirect Beneficial Ownership:





Explanation of Responses:



 s/Donna Hillsgrove                             10/5/99
Signature of Reporting Person                    Date